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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number One)

                             WESTPORT BANCORP, INC.
     ......................................................................
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     ......................................................................
                         (Title of Class of Securities)

                                    961243102
     ......................................................................
                                 (CUSIP Number)
                                THOMAS P. BILBAO
                                  97 SHORE ROAD
                             OLD GREENWICH, CT 06970

                               PHONE 203 222-6911
     ......................................................................
      (Name, Address and Telephone Number of Person to Receive Notices and
                                 Communications)

                                 April 29, 1995
     ......................................................................
             (Date of Event which Requires Filing of this Statement)

     Check the following box if a fee is being paid with this statement / /

                                Cover Page 1 of 2

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- ---------------------------------------------------------------------
          1) Names of Reporting Persons, S.S. or I.R.S.Identification
             Nos. of Above Persons...................................
                          Thomas P. Bilbao
- ---------------------------------------------------------------------
          2) Check the Appropriate Box if a Member of a Group (see
             Instructions............................................
            (a)......................................................
            (b)......................................................
- ---------------------------------------------------------------------
          3) SEC Use Only............................................
- ---------------------------------------------------------------------
          4) Source of Funds (See Instructions)................... PF
- ---------------------------------------------------------------------
          5) Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)..........................
- ---------------------------------------------------------------------
          6) Citizenship or Place of Organization................U.S.
- ---------------------------------------------------------------------
Number of    (7) Sole Voting Power................204,267
Shares Bene- --------------------------------------------------------
ficially     (8) Shared Voting Power....................0
  Owned by   --------------------------------------------------------
Each Report- (9) Sole Dispositive Power...........204,267
 ing Person  --------------------------------------------------------
  With       (10) Shared Dispositive Power..............0
- ---------------------------------------------------------------------
          11) Aggregate Amount Beneficially Owned by Each Reporting
              Person..............................204,267
- ---------------------------------------------------------------------
          12) Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions)......................
- ---------------------------------------------------------------------
          13) Percent of Class Represented by Amount in Row (11) 3.9%
- ---------------------------------------------------------------------
          14) Type of Reporting Person (See Instructions)..........IN

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                              Cover Page 2 of 2


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CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D AMENDMENT NO.1
Thomas P. Bilbao
Page 1 of 1 Pages

         This statement which is filed on behalf of Thomas P. Bilbao constitutes Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 8, 1994 (the "initial 13D") with respect to the common stock, par value, $.01 per share (the "Common Stock") of Westport Bancorp, Inc., (the "company") which has its principal executive offices at 87 Post Road East, Westport, Connecticut. Other than as set forth herein, there has been no change in the information disclosed in any of the Items to the Initial
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to read as follows:

     Notes: 1) 100 shares are held for Mr. Bilbao by the Westport Bancorp ESOP which were purchased pursuant to the terms of the ESOP; and 2) on April 25, 1995, Mr. Bilbao exercised Warrants to purchase 12,500 shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:

     (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Bilbao is amended to 204,267 shares which represent 3.9% of the Common Stock of Westport Bancorp, Inc., due in part to the exercise by other shareholders of warrants to purchase Common Stock and the conversion of Convertible Preferred Stock of Westport Bancorp, Inc. into Common Shares.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

May 8, 1995
......................................................................
Date

/s/ Thomas P. Bilbao
......................................................................
Signature

Thomas P. Bilbao
......................................................................
Name/Title

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)